WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China 610041

Tel: +86 (28) 86210882

VIA EDGAR

September 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper

Re:	WF International Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed August 29, 2024
File No. 333-275382

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2024, regarding the Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) filed to the Commission on August 29, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No. 5 to the Registration Statement (the “Amendment No. 5”) simultaneously with the submission of this response letter.

Amendment No. 4 to Registration Statement on Form F-1 filed August 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Backlog, page 64

1.	We note your disclosure on page 42 indicates many of your contracts have termination rights. Please revise your disclosure on page 64 to identify the amount of your backlog subject to termination rights.

‘In response to the Staff’s comment, we have revised the disclosures on “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 65 of the Amendment No. 5.

2.

We note the removal from the MD&A disclosure of the statement that you are not aware of any financial issues faced by any of your developer clients, nor have you experienced any delay or default on payments from these customers. If true, please add back the statement. If not, please revise to discuss any financial issues that have or may materially impact your operations and discuss any delays or defaults on payments. Please also revise the MD&A to discuss in greater detail the shift away from real estate. In this regard we note the that the portion of revenues generated from real estate property development projects decreased to 47.1% for the nine months ended June 30, 2024 from 64.9% for the nine months ended June 30, 2023. Lastly, please provide additional disclosure in the MD&A regarding known trends, events and uncertainties regarding the real estate industry in China and any impact these trends could have upon your business.

In response to the Staff’s comment, we have revised the disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 64 and 65 of the Amendment No. 5.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP